SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 1, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.               Nokia press release dated September 29, 2008: Nokia and Nokia Siemens Networks enter into patent license agreement with Huawei

2.               Nokia press release dated September 29, 2008: Nokia renews its business mobility solutions offering and strategy

3.               Nokia press release dated September 30, 2008: Nokia to acquire leading consumer email and instant messaging provider OZ Communications

4.               Nokia Siemens Networks press release dated September 11, 2008: Nokia Siemens Networks Strengthens Leadership Team

5.               Nokia Siemens Networks press release dated September 15, 2008: Nokia Siemens Networks Commences Operations of EMBARQ’s Voice Network

PRESS RELEASE

September 29, 2008

Nokia and Nokia Siemens Networks enter into patent license agreement with Huawei

Espoo, Finland — Nokia and Nokia Siemens Networks announced today a patent license agreement with Huawei and its affiliates for standards essential patents. The comprehensive agreement covers the worldwide use of all standards essential patents of all parties, including GSM, WCDMA, CDMA2000, optical networking, datacom and WiMAX in mobile devices, infrastructure and services.

“We are very pleased to have entered into this agreement with Huawei” said Ilkka Rahnasto, Vice President, Intellectual Property Rights, Nokia. “Huawei is the thirty-fifth company to license Nokia patents related to cellular standards and this agreement demonstrates how companies can license intellectual property in a way that encourages industry innovation and fosters a healthy IPR environment.”

“As a newer player in the telecoms IPR environment, Nokia Siemens Networks see this as our most significant licensing agreement to date”, said Gottfried Weidel, Head of Intellectual Property Rights, Nokia Siemens Networks. “It will help to create a more predictable business environment and further supports our goal of industry innovation.”

“This agreement is of great significance and benefit to Huawei, Nokia and Nokia Siemens Networks” said Song Liuping, Vice President and Chief Legal Officer, Huawei. “It underscores our commitment to create a harmonious environment for the benefit and development of the telecom industry.”

Nokia is the industry leader in wireless innovation and the development of GSM and WCDMA technologies. Nokia has built one of the strongest and broadest IPR portfolios in the wireless industry and since the early 1990’s has invested close to EUR 35 billion in research and development. Nokia’s patent portfolio includes approximately 300 GSM, 370 WCDMA and 170 CDMA2000 declared essential patent families.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through the Nokia Siemens Networks.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland. www.nokiasiemensnetworks.com

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Nokia

Communications

Anne Eckert

Tel. +852 6971 6918

Nokia Siemens Networks

Communications

Bareld Meijering

Email: bareld.meijering@nsn.com

Tel. +358 50 3872 862

www.nokia.com

PRESS RELEASE

September 29, 2008

Nokia renews its business mobility solutions offering and strategy

Continued commitment to deliver leading mobile devices and solutions to businesses and business users

Espoo, Finland — With its sights firmly fixed on consumer internet services and with a clear vision of changing industry trends, Nokia is today announcing the renewal of its business mobility strategy. Nokia will focus on bringing best-in-class devices and solutions to market by further strengthening strategic relationships with leading enterprise technology vendors.

Nokia announced that it plans to cease developing or marketing its own behind-the-firewall business mobility solutions. The appropriate technologies and expertise will be reallocated to Nokia’s new consumer push e-mail service. Going forward, Nokia plans to form its enterprise solutions offering by combining Nokia devices and applications with software solutions from industry leading enterprise vendors such as Microsoft, IBM, Cisco and others.

“We have very strong relationships with industry leading enterprise technology partners such as Cisco and Microsoft, as well as a broad range of operator and retail channel partners. Together with them, we will use our expertise in devices, as well as the combined channel footprint and customer base, to deliver a range of unbeatable end-to-end offerings for business. The initial success of the Nokia E71 with Microsoft Exchange ActiveSync is a great example of the attractiveness of our new approach, “ said Niklas Savander, EVP, Services & Software, Nokia. “We will also continue with our investment strategy to develop key consumer internet services in areas such as music, games, media, messaging and context based services. “

As a further step towards ensuring a clear focus on its core mobility business, Nokia is also announcing that it is in the advanced stages of discussions for the potential sale of its security appliances business to a financial investor. “If this transaction is concluded, it would be an extremely positive development for the security appliance business, which will be able to realize its full potential under new ownership. The investor is committed to continuing the development and growth of the business, to serving its current network of customers, and to retaining and motivating its employees,” Niklas Savander continued. Further news about this transaction will be announced when a definitive agreement is reached with the investor.

“As recently demonstrated by the launch of Microsoft Exchange ActiveSync on over 40 Nokia S60 phones, Microsoft and Nokia are committed to working together to deliver great experiences for our customers”, said Terry Myerson, Corporate Vice President, Exchange Group at Microsoft. “At Microsoft, we look forward to ongoing collaboration with Nokia to address the tremendous opportunities for both our companies in unified communications.”

“We have been working closely with Nokia to deliver voice and data mobile business solutions that combine Nokia’s best-in-class mobile devices with Cisco’s complete range of unified communications and wireless networking offerings,” said Brett Galloway, Senior Vice President of the Wireless and Security Technology Group at Cisco.  “We look forward to expanding our collaboration with Nokia to provide solutions to business customers across the globe.”

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-Mail: press.office@nokia.com

Nokia

Communications, Americas

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Industry Analysts only:

Nokia Industry Analyst Relations

Industry.analyst@nokia.com

www.nokia.com

PRESS RELEASE

September 30, 2008

Nokia to acquire leading consumer email and instant messaging provider OZ Communications

Service enables out-of-the-box access to popular consumer email and IM

Espoo, Finland and Montreal, Canada — Nokia and OZ Communications today announced that Nokia is to acquire OZ, a privately held company with approximately 220 employees and headquartered in Montreal, Canada. OZ, the leading consumer mobile messaging solution provider, delivers access to popular instant messaging and email services on consumer mobile devices.

“With OZ, Nokia is renewing its mission of Connecting People by enabling consumers to easily connect and communicate using their favorite Internet communities,” said Niklas Savander, Head of Nokia Services & Software. “OZ’s team and technology will help Nokia to address the fast growing consumer messaging market.”

By acquiring OZ, Nokia will enable easy-to-use, fast access to leading instant messaging and email services, including AOL®, Gmail, ICQ®, Windows Live™ Hotmail, Windows Live™ Messenger and Yahoo!®. With more than 5.5 million monthly paid users, OZ’s solutions have been deployed by leading mobile operators on a wide array of mobile device platforms.

“OZ has been working closely with Nokia since 2003 - joining forces at this point is a natural extension of our partnership,” said Jim Knapik, President and CEO of OZ. “We are excited about taking OZ’s solutions to consumers worldwide by leveraging Nokia’s devices and distribution scale.”

The expertise and technology Nokia acquires through OZ is complementary to Nokia’s existing portfolio of messaging solutions and will provide a complete portfolio of mobile messaging solutions for Series 40 and S60 devices. Nokia will continue to work closely with OZ’s existing original equipment manufacturer (OEM) and mobile operator customers.

The acquisition is subject to customary closing conditions and is expected to be completed in the fourth quarter 2008.  After the closing, OZ will become part of Nokia’s Services & Software operative unit.

About OZ

OZ empowers consumers to stay connected with the most popular messaging and Internet services, including IM, email and online communities, through their mobile phones. Working with the leading mobile operators, handset manufacturers, portals and online communities, OZ delivers innovative and standards-based solutions that provide rich and fully integrated messaging experiences on millions of mobile devices.

Leading companies that are Powered by OZ™ include: 3 Scandinavia, Alcatel Lucent, Alltel, AOL®, Bell Mobility, Boost Mobile, AT&T, Dobson,  HTC, ICQ, LG, Microsoft, Motorola, Nokia, Orange France Telecom, Palm, Pantech & Curitel, Rogers Wireless, Samsung, SonyEricsson, Sprint Nextel, TCL & Alcatel Mobile Phones, TDC, Telefónica Móviles España, Telenor Group, TeliaSonera, Telus Mobility, T-Mobile USA®,T-Mobile International, UTStarcomm, Verizon Wireless, Virgin Mobile USA and Yahoo! ®.

OZ is a privately held company headquartered in Montreal, Canada, with regional offices in the United States, Europe and India. For more information, visit the OZ website at www.oz.com.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Nokia

Communications, Americas

Media Relations

Tel: +1 914 473 9373

Email: communication.corp@nokia.com

OZ

Communications

Tel. +1 514 390 2906

Email: Michel.Besner@oz.com

www.nokia.com

Press Release

Espoo, Finland - 11 September, 2008

Nokia Siemens Networks Strengthens Leadership Team

New Chief Financial Officer and Head of Strategy and Business Development Join Company

Nokia Siemens Networks today announced that Luca Maestri is to join the Company as Chief Financial Officer and Michael Matthews is to join as Head of Strategy and Business Development as the Company prepares to move beyond its integration phase. In addition to their functional roles, both will be members of the Nokia Siemens Networks Executive Board.

Maestri joins from General Motors, where he most recently held the position of Chief Financial Officer, General Motors Europe, Europe’s fastest-growing automotive group in 2007. Prior to this role, Maestri served as CFO of GM’s Mercosur operations, where he helped execute a successful turnaround of the business, leading to strong revenue and profit growth, improvement in cash flow, and a strengthened balance sheet. Maestri has also held senior positions in GM operations in the United States, Brazil, Thailand, Italy and Singapore.

Maestri will join Nokia Siemens Networks on 1 October 2008, and will formally assume the Chief Financial Officer role on 1 November 2008. Eric Simonsen, the outgoing CFO, will start his retirement in December 2008, following the two-month transition and hand-over period.

“Eric came on board as an integration and restructuring specialist following our merger in April 2007 and his expertise and wisdom have been instrumental in the execution of a successful merger process in very tough circumstances. Nokia Siemens Networks is a stronger company as a result of his contributions,” said Simon Beresford-Wylie, Chief Executive Officer of Nokia Siemens Networks. “He has paved the way for Luca to play a key role in our continued transformation into a world-class company.”

Matthews joins with a strong background in telecommunications, software, technology and innovation. He was Chief Marketing Officer at Amdocs Inc, the leading provider of software and services for many of the world’s largest communications service providers. During his 5 years at Amdocs, Matthews played a key role in leading the transformation of the company; addressing new markets, expanding the product line, and evolving the channel to address the rapidly changing needs of the telecom industry. Matthews also brings broad experience across the technology industry, having held senior positions at hardware and software companies and in both start-up and multinational companies.

“Luca and Michael bring the rights skills, experience and values to help complete our integration work at Nokia Siemens Networks and take the Company to the next level,” said Beresford-Wylie. Maestri and Matthews will report to Beresford-Wylie.

Pekka Soini, the current Head of Strategy and Business Development, will assume a new role heading the Corporate Development Office, with responsibility for quality, process development and information technology. All of these areas are essential to a successful conclusion of the Nokia Siemens Networks integration work and to building the Company’s competitive advantage as a globally integrated enterprise. Soini will remain a member of the Nokia Siemens Networks Executive Board and will also serve as the Executive Sponsor for the North American region, working closely with region head Susan Spradley and her leadership team.

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Ben Hunt

Media Relations

+44 7508 002382

e-mail: ben.hunt@nsn.com

Media Relations

Tel. +358 7180 31451

e-mail: mediarelations@nsn.com

Press Release

Dallas, Texas, USA — September 15, 2008

Nokia Siemens Networks Commences Operations of EMBARQ’s Voice Network

Nokia Siemens Networks has completed the transition of responsibility for Embarq Corporation’s (EQ) voice network operation center (NOC) function. The seven-year agreement between the companies was announced June 12, 2008.

Nokia Siemens Networks will perform network operations for EMBARQ’s voice networks, ensuring high network quality and providing ongoing technical assistance. Approximately 265 EMBARQ employees in the NOCs in New Century, Kan.; Johnson City, Tenn.; Leesburg, Fla.; and Greenville, N.C., are now employees of Nokia Siemens Networks.

“We welcome our newest employees to the team and we look forward to working with them to enhance our managed network operations in North America,” said Sue Spradley, Head of North America, Nokia Siemens Networks. “Our intent is to expand these NOCs into NSN knowledge powerhouses that will benefit a number of North American operators, fixed and wireless. Our collaboration with EMBARQ is a tremendous and promising step toward this goal.”

Nokia Siemens Networks was selected based on excellent references, scalability, multi-vendor capability and technical competency in global delivery. Nokia Siemens Networks is one of the leading managed services suppliers with more than 170 managed services contracts worldwide, serving more than 130 million subscribers globally.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Chantal Boeckman

Phone: 972-374-0129

E-mail: chantal.boeckman@nsn.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2008	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel